FIRST AMENDMENT TO THE
BYLAWS
OF
SILVER STAR PROPERTIES REIT, INC.

a Maryland corporation

This FIRST AMENDMENT TO THE BYLAWS (“First Amendment”) of SILVER STAR PROPERTIES REIT, INC. (F/K/A HARTMAN SHORT TERM INCOME PROPERTIES XX, INC.), a Maryland corporation (the “Company”) is entered into and effective as of August 28, 2023, by the Executive Committee (the “Committee”) of the Board of Directors (“Board”) of the Company exercising its decision-making power of the Board. All defined terms not defined herein shall have the meaning ascribed to them in the Bylaws (as defined below).

RECITALS:
WHEREAS, the Company is governed by the bylaws of the Company effective as of March 30, 2009 (the “Bylaws”);

WHEREAS, pursuant to Article XIV of the Bylaws the Board of Directors may adopt, alter or repeal the Bylaws; and

WHEREAS, the Committee wishes to alter the Bylaws as stated herein.

AGREEMENT:

NOW, THEREFORE, the Bylaws are hereby amended as follows:

1.Article II, “Meetings of Stockholders”, Section 2, “Annual Meeting” shall be deleted in its entirety and replaced with:

“The stockholders shall elect directors and transact any business within the powers of the Corporation either (i) in person at an annual meeting, which may be accomplished telephonically or remotely via the internet, or (ii) without a meeting, if a consent in writing or by electronic transmission to such action is given by a quorum of the stockholders, at the discretion of the Board of Directors.”

2.     Article II, “Meetings of Stockholders”, Section 4, “Notice” shall be amended to allow notice to be sent electronically and such notice shall be deemed delivered immediately after sending to the stockholder’s email address of record.

[Signatures appear on the following page]

IN WITNESS WHEREOF, this First Amendment has been executed by the parties hereto.

/s Gerald Haddock
Gerald Haddock, Executive Chairman

/s Jack Tompkins
Jack Tompkins, Director

/s James Still
James Still, Director